[BioMarin Letterhead]

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August 13, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention:	Ms. Dana Hartz, Staff Accountant

  Mr. Don Abbott, Senior Staff Accountant

Re:	BioMarin Pharmaceutical Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
Form 8-K Filed March 24, 2010
Proxy Statement on Schedule 14A
Filed March 26, 2010
File No. 000-26727

Dear Ms. Hartz and Mr. Abbott:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2010 with respect to: (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by BioMarin Pharmaceutical Inc. (the “Company”) with the Commission on February 26, 2010 (the “Form 10-K”), (ii) the Form 8-K filed by the Company with the Commission on March 24, 2010 (the “Form 8-K”), and (iii) the Proxy Statement on Schedule 14A filed by the Company with the Commission on March 26, 2010 (the “Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

FOIA CONFIDENTIAL TREATMENT REQUEST

We request, pursuant to 17 C.F.R. §200.83 (“Rule 83”) confidential treatment for portions of our response to Comment Nos. 7 and 8 as indicated below. We request that the indicated portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person.

Two copies of this letter are provided: a redacted version with confidential information labeled “BMRN No. 1” (the “Confidential Information”) in brackets and replaced by asterisks, and a version with the same information in brackets and highlighted. We are submitting only the redacted version on EDGAR. We respectfully request that the Confidential Information be withheld from public disclosure, along with (a) any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to the Confidential

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Information, or any conference or telephone call with respect thereto; and (b) any copies or extracts of any of the foregoing.

In accordance with Rule 83 subparagraph (d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Information or any correspondence, memorandum, or notes related thereto, we ask that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to us. In such an event, we respectfully request that you telephone the undersigned directly at (415) 506-6307 in addition to sending such notice via United States mail. As required by Rule 83 subparagraph (a)(3), our address is 105 Digital Drive, Novato, California 94949.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the fiscal year ended December 31, 2009

Item 1, Business, page 1

1.	We note your discussion of various license and collaboration agreements throughout this section of the filing. Please revise your disclosure to include a summary of the duration and termination provisions of each material agreement.

The Company has noted the Staff’s comments and believes it has provided this information in appropriate sections of its public filings, specifically summarizing such provisions in Commission filings as set forth on EXHIBIT A and filing such agreements as exhibits to its public filings without redaction of these provisions, as well as noting the termination provisions of the Genzyme and Merck Serono relationships in Item 1A of the Form 10-K. However, the Company will in future filings comply with this request subject to any request for confidential treatment that is approved by the Staff covering the requested information and the Company not providing such information where the contract itself is not material to the Company (disclosed elsewhere in the public filing).

Commercial Products, page 3

2.	We note the discussion of your exclusive license agreement with Asubio Pharma Co., Ltd. on page 4 of the filing. Please revise your disclosure to quantify the total potential milestone payments due under the agreement and to provide a more narrow range of royalties paid within ten percentage points.

The exclusive license agreement with Asubio Pharma Co., Ltd. is not material to the Company. The Company only disclosed this exclusive license agreement because in the fiscal quarter in which the first milestone payment of $1.5M was received the Company’s earnings were near break even and the payment was material. Although the Company expects to receive in future periods approximately $1-2 million in revenue per year from this license, these future

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amounts are no longer material as compared to the Company’s total expected annual revenues of nearly $400 million and accordingly the Company believes its disclosure relating to this contract is sufficient and appropriate.

Patents and Proprietary Rights, page 9

3.	Please revise your disclosure on page 9 to include the expiration year of each of your material patents.

The Company believes its disclosure relating to patents is appropriate. The Company notes that this information is already public record with the U.S. Patent and Trademark Office. However, in future filings the Company will add to its disclosure the expiration year of each of its material patents.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	You disclose, on page 4, that the granted orphan drug status and the related seven years of market exclusivity in the U.S. for Aldurazyme expires in 2010. In addition, you disclose that sales of Aldurazyme make up over 22% of your total net sales for the year ended December 31, 2009. Please revise your disclosure to discuss the expected impact that the expiration of the exclusive right in the U.S. will have on your future results of operations and liquidity.

Although orphan drug status and the related seven years of market exclusivity in the U.S. for Aldurazyme does expire this year, Aldurazyme, patent number 6,426,208, is under patent protection until November 12, 2019. Accordingly, the Company does not anticipate any significant impact on its future results of operations and liquidity from the expiration of orphan drug status for Aldurazyme in the U.S. However, in future filings, the Company will note the patent protection for its products in its discussion of orphan status.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Convertible Debt, page F-30

5.	You disclose that the conversion price is subject to adjustment in certain circumstances. Please disclose the circumstances that would result in an adjustment to the conversion price and tell us how you determined that the conversion feature was not an embedded derivative under ASC 815-15-25 which would require fair value accounting under ASC 470-20-25.

Holders of the Company’s Senior Subordinated Convertible Notes due 2017 (the “2017 Notes”) and the Company’s Senior Subordinated Convertible Notes due 2013 (the “2013 Notes” and together with 2017 Notes, the “Notes”) may convert, at any time before maturity, any outstanding 2013 Notes and 2017 Notes into shares of the Company’s common stock at an initial conversion rate of 60.3318 and 49.1171, respectively, per $1,000 principal amount of Notes

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subject to anti-dilution adjustment as described below. Both classes of Notes have identical adjustment provisions to the conversion price except as noted below.

As outlined in the “Adjustment of Conversion Rate” section of: (a) the prospectus supplement for the 2017 Notes, dated April 17, 2007 and filed with the Commission on April 18, 2007 (the “2017 Notes Supplement”), and (b) the prospectus supplement for the 2013 Notes, dated March 23, 2006 and filed with the Commission on March 24, 2006 (the “2013 Notes Supplement”), the conversion prices for both the 2017 Notes and the 2013 Notes are subject to adjustment in the following fundamental change circumstances: (i) if a person or group becomes the beneficial owner of 50% or more of the total voting power of all classes of the Company’s voting stock; (ii) if the Company consolidates with, or merges into, another person or any person consolidates or merges with or into the Company or the Company conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to another person, subject to certain exceptions; and (iii) if the Company’s stockholders approve a plan of liquidation or dissolution (each of the above, a “Fundamental Change”). If the Company undergoes a Fundamental Change: (1) the Company will pay a make-whole premium on the Notes converted in connection with a fundamental change by increasing the conversion rate on such Notes, which amount, if any, will be based on the Common Stock price and the effective date of the fundamental change, and (2) each holder of the Notes will have the option to require the Company to repurchase all or any portion equal to $1,000 or a whole multiple of $1,000 of such holder’s Notes at a repurchase price of 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any. The tables in the “Make-Whole Premium Upon a Fundamental Change” sections of the 2017 Notes Supplement and the 2013 Notes Supplement show what the make-whole premium would be for various hypothetical stock prices and effective dates expressed as additional shares of common stock per $1,000 principal amount of Notes.

The conversion prices for both the 2017 Notes and the 2013 Notes are also subject to adjustment in the following dilution causing circumstances: (i) if the Company pays a dividend or makes a distribution to all holders of outstanding common stock in shares of common stock; (ii) if the Company subdivides its outstanding common stock into a greater number of shares or combines its outstanding common stock into a smaller number of shares; (iii) if the Company issues any rights or warrants to all or substantially all holders of its common stock entitling them to subscribe for or purchase shares of common stock at a price less than the market price; (iv) if the Company distributes to all or substantially all holders of its common stock shares of any class of capital stock of the Company or evidences of its indebtedness, cash or other assets, subject to certain exceptions; (v)(a) with respect to the 2013 Notes, if the Company has a rights plan in effect for the 2013 Notes and the rights have separated from the common stock prior to conversion of the 2013 Notes, and (b) with respect to the 2017 Notes, if the Company has a rights plan in effect for the 2017 Notes and the rights have separated from the common stock prior to conversion of the 2017 Notes; (vi) if the Company distributes cash to all or substantially all holders of its common stock; and (vii) if a tender or exchange offer made by the Company or any of its subsidiaries for all or any portion of the common stock is about to expire (each of the above, a “Dilution Event”). In the event of a Dilution Event, the conversion rate is proportionately adjusted to reflect the amount of dilution caused by the Dilution Event.

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We considered the guidance in ASC 815-15-25-15 which states that an embedded derivative indexed to an entity’s own stock that would be classified in stockholders’ equity if freestanding, is not considered a derivative for purposes of ASC Sub-topic 815-10 if it meets the requirements of paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6. The guidance further states that these requirements do not apply if the contract is a conventional convertible debt instrument.

A conventional convertible debt instrument is one in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). As the make-whole provision described above calls for certain additional share payments to the debt holder in the event of a fundamental change, we concluded that this is not a conventional convertible debt instrument and therefore considered the requirements of paragraph 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 as discussed below:

ASC 815-40 Conditions	Company Assessment
25-7 to 9. Contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity.	Condition satisfied, net cash settlement is not permitted. Further, any provision that could result in a cash payment is in the control of the Company.

25-10a. The contract permits the entity to settle in unregistered shares.	Condition satisfied, the convertible note offering was a registered transaction and qualifies for the Section 3(a)(9) exemption from the 1933 Act, therefore delivery of registered shares is within the Company’s control and the contract cannot be settled on a net-cash basis.

25-10b. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.	Condition satisfied, as the Company has sufficient authorized and unissued shares available to settle shares issuable under terms of the Notes.

25-10c. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Condition satisfied, as the shares issuable under the terms of the Notes are limited.

25-10d. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Commission.	Condition satisfied, as there is no clause in the Notes that would require cash settlement in the event of untimely Commission filings.

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25-10e. There are no cash settled top-off or make-whole provisions.	We considered the guidance in 25-30 and noted the maximum number of shares that could be required to be delivered under the make whole provision is fixed and there are sufficient authorized shares to cover the make-whole provision in the event there is a fundamental change. As of the 2007 issuance, approximately 26,360,634 shares of common stock would be required to settle conversions of all the outstanding convertible notes at the current conversion price. The make-whole provision could increase this number by a maximum of approximately 6,452,290 shares. At that time, we had approximately 54,343,820 shares authorized and unissued. Additional commitments potentially requiring issuance of stock include outstanding stock options, warrants and the employee stock purchase plan totaling commitments of up to approximately 12,530,632 shares. Hence at the time of issuance we had ample shares available to settle all of our conversion obligations under the outstanding convertible notes including the make-whole provision. Moreover, as required under the terms of the notes, we have maintained adequate reserves of shares at all times. As the conditions in paragraph 25-30 are met, equity classification is not precluded.

25-10f. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Condition satisfied, as there are no provisions in the Notes that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder. The convertible notes are hybrid securities comprised of two basic components: the conversion feature and the note. The holders of the notes as noteholders do have rights as creditors that would rank higher. But there are no

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such rights that they have by virtue of ownership of the conversion feature. The conversion rights do not provide any additional rights above those of shareholders since the only right in conversion is the right (and value) associated with being a shareholder.

25-10g. There is no requirement in the contract to post collateral at any point or for any reason.	Condition satisfied, as there is no clause in the Notes that would require the posting of collateral.

55-2 to 55-6. There are no provisions in the contract that required net cash settlement upon a change in control.	Condition satisfied, as there is no clause in the Notes that would require net cash settlement upon a change in control, referred to as a fundamental change in the Note.

Based on the analysis above, the Company determined that the conversion feature that is indexed to the Company’s own stock would be classified in stockholders’ equity if it was freestanding, therefore it is not considered a derivative for purposes of ASC Sub-topic 815-10 and fair value accounting is not required.

Note 14. Income Taxes, page F-35

6.	Please revise your disclosure to clarify what is included in the permanent items line item of the tax reconciliation on page F-36 and explain the major changes in this line item for the periods presented.

In response to the Staff’s comment, the Company has not previously disclosed what is included in the permanent items line item of the tax rate reconciliation because, for the reasons discussed below, the Company does not believe that such disclosure was material to the Company’s overall tax disclosures and consolidated financial statements taken as a whole. The permanent items line item includes elements such as non-temporary differences between stock compensation expense for GAAP and tax purposes, tax deduction limitations on executive compensation pursuant to Internal Revenue Code Section 162(m) (“Section 162(m) limitations”), imputed interest expense, permanent differences related to tax credits earned through our research and development expenses, and other expenses that are not included in the determination of taxable income such as a portion of meals and entertainment and certain foreign income items.

The two largest changes in this line item for the periods presented relate to stock compensation and Section 162(m) limitations. With respect to stock compensation, although the Company’s GAAP stock compensation expense has been relatively consistent, the tax deductions related to stock compensation experience greater variability based on employee exercise activity. During 2008, Company employees exercised a larger amount of stock options compared to 2007 and 2009, which resulted in an increase in the amount of tax deductible stock compensation that

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was a permanent reduction of book income to derive taxable income in the amount of $16.2 million on a tax effected basis. In 2007 and 2009, the permanent portion of GAAP stock compensation exceeded tax deductible stock compensation, resulting in a permanent add-back to book income to derive taxable income amounting to $1.6 million and $3.9 million on a tax effected basis for 2007 and 2009, respectively. Also in 2008, the Company recorded significant Section 162(m) limitations related to executive compensation as compared to 2007 and 2009 in the amount of $3.9 million on a tax effected basis.

In comparing the effective tax rate reconciliation between years, the Company notes that the fluctuation in income before income taxes from $33.4 million in 2008 to the $0.6 million in 2009 affects the comparability of the rate reconciliation line items significantly due to many of the 2009 percentages being very high and less comparable to the prior periods. For example, even if a $2.0 million item that affects the Company’s tax rate did not fluctuate between years itself, the resulting percentages in the 2008 and 2009 rate reconciliation table would be 6% and 353%, respectively. In addition, given our full valuation allowance, any fluctuation in a permanent item would have a direct and opposite effect on the valuation allowance and therefore would have no net effect on the reconciliation of the Company’s effective tax rate to the U.S. federal statutory tax rate.

We acknowledge that the disclosure of the components of the permanent items line item might be helpful to understanding the Company’s financial statements and accordingly, the Company will provide the further detail in the disclosures as requested by the Staff in our future filings and the Company will also discuss the reasons for major changes in the line items presented in its future filings.

Form 8-K filed March 24, 2010

7.	In your response to several of the statements and assertions made by Mr. Klein in his Resignation Letter and the Company’s position on the circumstances surrounding Mr. Klein’s resignation you disclose a disagreement regarding how to conduct an ongoing investigation regarding a serious matter. Please tell us the nature of the matter being investigated by the Audit Committee and status of this investigation.

The Audit Committee investigated [***] so its current status is closed.

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Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Cash Bonus, page 34

8.	We note the following statement beginning on page 34 of your definitive proxy statement: “We have not disclosed the specific corporate goals as they are based on various strategic elements, each of which is confidential and the Compensation Committee has determined that disclosure of the goals can result in competitive harm to us.” Please provide us with an analysis supporting your determination that disclosure of the specific corporate goals would result in competitive harm to the company. To avoid disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83. Otherwise, please provide draft disclosure to be included in your next annual filing which discloses the specific corporate goals and the threshold, target and maximum levels of performance which must be achieved to reach the payout levels described in the first full paragraph on page 36. To the extent the goals are quantifiable, your discussion should also be quantified.

The Compensation Committee establishes very specific bonus targets based upon multiple financial and non-financial targets and individual performance metrics as well. These goals detail the Company’s financial goals both in terms of overall cash flow but also target sales

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[***] Accordingly, the Company believes it reasonable and appropriate not to disclose this information as it would cause competitive harm to the company.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (415) 506-6700 or to Thomas R. Pollock, Esq. at (415) 856-7047.

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Sincerely,

/s/ G. Eric Davis
G. Eric Davis
Senior Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc:	Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
Thomas R. Pollock, Esq., Paul, Hastings, Janofsky & Walker LLP

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EXHIBIT A

COMMISSION FILINGS

1. Pursuant to the Company’s Current Report on Form 8-K filed with the Commission on January 4, 2008, the Company summarized its arrangement with Genzyme Corporation (the “Genzyme Collaboration”); Pursuant to the Company’s Annual Report on Form 10-K filed with the Commission on February 26, 2010, the Company summarized the duration and termination provisions of the Genzyme Collaboration under the Risk Factors contained in Item 1A and filed the material Genzyme Collaboration agreements as Exhibits 10.29, 10.30 and 10.31 thereto.

2. Pursuant to the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2010, the Company summarized its licensing arrangement with Daiichi Suntory Pharma Co., Ltd. and filed the corresponding license agreement as Exhibit 10.25 thereto (the “Daiichi License”); Article 26 of the Daiichi License sets forth duration and termination provisions of the Daiichi License.

3. Pursuant to the Company’s Current Report on Form 8-K/A filed with the Commission on July 6, 2005, the Company summarized its arrangement with Serono and filed the corresponding development, license and commercialization agreement as Exhibit 10.1 (the “Serono Agreement”) thereto; Section 10 of the Serono Agreement sets forth the duration and termination provision of the Serono Agreement; and pursuant to the Annual Report on Form 10-K filed with the Commission on March 7, 2006, the Company summarized the duration and termination provisions of the Serono Agreement under the Risk Factors contained in Item 1A therein.

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EXHIBIT B

CORPORATE GOALS FOR 2009

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